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                            December 20, 2023

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

                                                        Re: Youxin Technology
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed December 19,
2023
                                                            File No. 333-274404

       Dear Shaozhang Lin:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       General

   1. You are requesting effectiveness of your F-1 registration statement before completing the
                                                        CSRC process. Please
confirm in writing that you will notify us promptly of any changes to your disclosure
regarding or requested by the CSRC.
 Shaozhang Lin
FirstName LastNameShaozhang   Lin
Youxin Technology  Ltd
Comapany20,
December  NameYouxin
              2023      Technology Ltd
December
Page 2    20, 2023 Page 2
FirstName LastName
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Larry Spirgel at 202-551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Anthony Basch